August 7, 2019

Derek Dubner
Chief Executive Officer
Red Violet, Inc.
2650 North Military Trail, Suite 300
Boca Raton, FL 33431

       Re: Red Violet, Inc.
           Registration Statement on Form S-3
           Filed August 5, 2019
           File No. 333-233025

Dear Mr. Dubner:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Michael Francis